
MAY 05 2006
192
SECTION
WASH, D.C.


06035447



P.E. 5-1-06

# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



For the month of **May** **2006**

Commission File Number **001-32748**

## CORRIENTE RESOURCES INC.

(Translation of registrant's name into English)

**520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____________ Form 40-F ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :
82-____________

**DOCUMENTS INCLUDED AS PART OF THIS REPORT**

| Document | |
|---|---|
| 1. | Annual Report to Shareholders for the fiscal year ended December 31, 2005. |

DOCUMENT 1

# CORRIENTE RESOURCES INC.

annual report



'05

# the right

ISSUES SUCH AS ONGOING MINE SUPPLY SHORTFALLS AND A SURPRISING LACK OF NEW CAPACITY COMING ONSTREAM APPEAR TO BE FACTORS THAT WILL CONTINUE TO POSITIVELY INFLUENCE THE PRICE OF COPPER GOING FORWARD. THIS BOUYANT COPPER MARKET HAS PRODUCED AN ENVIRONMENT THAT COULDN'T BE MORE PERMISSIVE FOR THE FINANCING AND DEVELOPMENT OF NEW COPPER PROJECTS SUCH AS MIRADOR.


ingredients

# message TO SHAREHOLDERS

**THE STORY OF 2005 FOR CORRIENTE HAS BEEN THE CONTINUED DEVELOPMENT AT MIRADOR SET AGAINST AN ENCOURAGING BACKDROP OF RISING COPPER PRICES. THE COPPER MARKET OF 2005 SURPRISED MANY OF THE PROFESSIONAL PREDICTORS OF THE GLOBAL COPPER MARKET. THESE SURPRISES LED TO RECORD HIGH COPPER PRICES AND A CONTINUATION OF LOW COPPER INVENTORIES WORLDWIDE.**

Issues such as ongoing mine supply shortfalls and a surprising lack of new capacity coming onstream appear to be factors that will continue to positively influence the price of copper going forward. This bouyant copper market has produced an environment that couldn't be more permissive for the financing and development of new copper projects such as Mirador.

**Milestones achieved during the year include:**

- Completion of the Mirador Feasibility Study in April, 2005
- Completion of an Optimization Study in November, 2005 which indicated resources at Mirador tripled from 111 Million tonnes to 346 Million tonnes as a result of 52 new holes drilled during the summer
- Submittal of the Environmental Impact Assessment ("EIA") to the Ecuador Government in December, 2005

One of the key activities carried out during the year was a community engagement program which was designed to ensure that input was received from the local residents around Mirador as to how the project will be developed. A number of public forums were held during the year, culminating in three weeks of meetings in November that were attended by the community, NGO's and government officials. Comments from these meetings were included in the EIA submittal to the government.

Activities during the year were able to raise the Pre-Tax Net Present Value of the 25,000 tpd starter project at Mirador from an April figure of $US 78 Million (using $1.00/lb copper) to $US 228 Million (using $1.10 copper) quoted in the Optimization Study from November. Additional work underway on the project by the SNC-Lavalin Group is expected to continue to significantly increase the value at Mirador by assessing the impact of an expansion to 50,000 tpd in year six of production.

At the end of the year, the company was able to raise gross proceeds of over $CDN 30 Million via a short-form prospectus to ensure that all elements required to move the Mirador project to a construction decision were in place.

During the first half of 2006, the company is focusing on achieving the following:

- Approval of the EIA so that a Mining Permit can be granted
- Completion of a Feasibility Study on the Expansion of Mirador to 50,000 tpd in year 6 of production
- Signing of an agreement for the supply of energy to the Mirador Mine
- Review and selection of financing options for the project including a combination of equity, bank and supplier sources

Completion of these goals will allow a construction decision early in the second half of 2006, with completion of the project planned for mid-2008.

On behalf of the Board,

Kenneth R. Shannon (signed)

Chairman and Chief Executive Officer

March 21, 2006


San Antonio
San Luis
Pan de Azucar
San Jose
La Florida
San Miguel
San Juan Bosco
Trinidad
Santiago
Panantza
San Carlos
San Marcos
Pumpu
Sutzu
Corriente copper
Gualaquiza
2100m Airstrip
Bomboiza
Mirador Norte
Mirador
El Pangui
PACIFIC OCEAN
EQUATOR
CORRIENTE COPPER BELT
MIRADOR DEPOSIT

Corriente's holdings include three porphyry copper deposits (Mirador, Panantza and San Carlos) with aggregate inferred resources at a cut-off grade of 0.4% copper of approximately 1,287 million tonnes at 0.61% copper. Additional significant copper targets are present within the 50,000 hectares of Corriente's concessions at La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad.



# Ecuador Overview

2005 was a landmark year for Corriente, as the company completed both a feasibility and an optimization study on its Mirador property, as well as a $30 million equity financing in December 2005. Corriente's holdings include three porphyry copper deposits (Mirador, Panantza and San Carlos) with aggregate inferred resources at a cut-off grade of 0.4% copper of approximately 1,287 million tonnes at 0.61% copper. Additional significant copper targets are present within the 50,000 hectares of Corriente's concessions at La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad.

The first major milestone achieved during the year was the completion of a positive feasibility study in April on the Mirador project on a development of a 25,000 tonnes/day open pit milling operation. The study's prime consultant was AMEC Americas Ltd. (AMEC) and included contributions by other groups including Knight Piésold Consulting and Merit Consultants International Inc. of Vancouver. The feasibility study affirmed management's belief that Mirador is one of the only significant greenfield copper-gold projects in the world which can be ready for near-term construction.

The second major milestone attained soon after in 2005 was the completion of an optimization study on Mirador. This study built on the April feasibility study's 25,000 tonnes per day base case. The main change in the new work was the incorporation of the results of 52 new drill holes which led to the calculation of a new resource model. This optimization work demonstrated improved economics of the company's starter project at Mirador, which is planned as the platform for later expansions at Mirador and development of Panantza-San Carlos and other copper projects controlled by Corriente in the Corriente Copper Belt district.

In December 2005, the company completed a short-form prospectus financing, raising gross proceeds of $30,039,750. The proceeds of the financing will be used by the company to fund the further advancement of the Company's Mirador Copper Project in Ecuador, as well as for general working capital purposes.

Discussions regarding the purchase and treatment of Mirador copper concentrates were held and the first round of proposals from interested parties was received in mid-December.

General exploration activities during the year were limited to areas within the Corriente Copper Belt.

# mirador progress

## Feasibility Study

The company announced on April 14, 2005 the completion of its feasibility study for the Mirador project. This study confirmed the economics of a 25,000 tonnes/day open pit milling operation. AMEC Americas Limited was the prime consultant for the study and completed the resource estimation, the metallurgical studies and the mine model. The Indicated Mineral Resources internal to the pit were estimated to be 111 million tonnes at an average grade of 0.67% copper and 0.22 g/t gold (with an average cut-off of 0.4% Cu). Knight Piesold Ltd. and Merit Consultants International Inc designed the tailings facility and prepared the estimated final capital cost. The feasibility study highlights were:

- Annual production forecast of approximately 128 million pounds of copper, 32,000 ounces of gold and 395,000 ounces of silver during the first five years of production
- 12 year indicated mine life
- Pre-Tax Internal Rate of Return for the project of 15.5% and a Net Present Value of US$78 million at a discount rate of 8%, at a long term copper price of US$1.00/lb
- Capital cost of approximately US$204 million

The initial development phase of 25,000 tonnes/day would be able to support the infrastructure requirements of a large copper operation. This includes allowances for future expansions, such as the over-sized tailings site that has up to three times the required storage capacity, allowing the operation to expand significantly in size without needing to locate new tailings facilities.

The feasibility study included the following assumptions for the financial conclusions: US$1.00/lb for copper, US$400/oz for gold, US$6.50/oz for silver, and a discount rate of 8%. The estimated Indicated Mineral Resources included in the mine plan totalled approximately 111 million tonnes grading 0.67% Cu and 0.22 g/t Au (with an average cut-off of 0.4% Cu). The average strip ratio was estimated to be about 0.8:1, removing about 91 million tonnes of waste rock over the mine life. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9.125 million tonnes/a). All facilities were designed for this throughput and to operate on a continuous basis, 24 hours/day, 365 days/annum, subject to maintenance downtime. Average production was estimated to be about 174,000 t/annum of copper concentrate over an estimated mine life of 12 plus years.

The April 2005 Feasibility Study has been available in final report form since May 13, 2005 on www.sedar.com, as well as www.corriente.com.

## Optimization Study

In November 2005, the company announced that Mine Development Associates (MDA) of Reno, Nevada had calculated a revised resource model for the starter project at Mirador incorporating the results of 52 new drill holes completed during the summer of 2005. The MDA optimization study built on the April 2005 AMEC 25,000 tonnes per day base case feasibility study and retained all of the elements of that feasibility study except for reduced pre-stripping associated with the new pit optimizations. The new work was based on a Lerchs-Grossmann pit optimization completed by MDA and included a measured and indicated resource of 347 million tonnes at an average grade of 0.62% copper, 0.2 g/t gold and 1.6 g/t silver (with an average cut-off grade of 0.37% Cu). The average strip ratio was revised to approximately 1.4:1, with 491 million tonnes (Mt) of waste rock removed over the mine life. The initial starter pit was estimated to contain 101.5 million tonnes of ore at 0.67% Cu, 0.21 g/t gold and 1.8 g/t silver, and have a 1.5:1 strip ratio. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes per day (9,125 million tonnes per annum).

Optimization study highlights:

- 131 million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver annual forecasted production during the first five years of production.
- 38 year mine life at a throughput of 25,000 tonnes per day.
- Pre-Tax Internal Rate of Return (IRR) for the project of 22.6% and a Net Present Value (NPV) of US$224 million at an 8% discount rate, based on a long-term copper price of US$1.10/lb.
- Revised capital cost of approximately US$195 million (reflecting reduced pre-strip with the new mine plan).


Mirador Project - Mine Site
N
1 km
Roads
Trails
Streams
Mirador Pit
Haul Road
Crusher
Waste Dump
Waste Dump
1st Stage Tailings
Mirador Norte
Construction Camp
40 km to Panantza & San Carlos Prospects.
To 2nd Stage tailings area, and port road.

# exceeding expectations

### Mirador Power Solution

In March 2004, the company entered into an Agreement with Hidrelgen, S.A., an associated company of Caminosca Caminos y Canales C. Limitada, to develop, construct, and operate a 30-megawatt run-of-river hydroelectric generation facility on the Sabanilla River (Sabanilla Power Project, or "SPP"), to supply power to Corriente's planned Mirador copper mine. Market conditions for power project financing did not allow the company to complete financing of the Sabanilla project, with the result that the agreement lapsed in 2005. Despite the effective end to this Agreement, Caminosca and the company continue to explore various options for the SPP.

In the first quarter of 2006, the company signed a Letter of Intent with Hidroabanico S.A. to supply the 28.5 megawatt power needs of Mirador's proposed mining operations. The terms outlined in the Letter of Intent propose a 10-year power purchase agreement with a proposed rate of $0.05/kWh. The Hidroabanico facility has already been completed to a 15-megawatt stage and an expansion is underway to the final size of 37.5 megawatts, with completion slated for December 2006. The Hidroabanico facility is a run-of-river design and provides "green" energy that qualifies for the carbon credit program. The energy will be delivered through a dedicated line to the mine, which will cost in the order of $US10 million to construct and will be included in the capital cost estimate for Mirador. Hidroabanico will have the first right of opportunity to provide energy needs for the planned expansion to 50,000 tonnes per day at Mirador. A due diligence review is underway at the site during the first half of 2006, which will be followed by final negotiation of the power purchase agreement.

As the future completion of the SPP is uncertain, deferred power project costs of $2,739,111 associated with the Sabanilla project have been written off by the company at December 31, 2005.

### Personnel

Corriente continued to build its mine development and management team with the September 2005 appointment of Tom Milner as President of Corriente. A seasoned mining operations executive, Mr. Milner is responsible for the execution of the Mirador development plan, utilizing his experience as a mine developer and operator. Mr. Milner joins Mr. Ron Simkus, Corriente's Senior Vice-President, Mining, to give the company's mining team the skill and experience necessary to guide the building of the Corriente Copper Belt into a major mining district, beginning with the starter operation at Mirador.

Mr. Ken Shannon is continuing as the company's Chairman and Chief Executive Officer and is directly overseeing the company's continuing exploration and development activities in Ecuador.

In preparation for the impending construction and subsequent operating phases at Mirador, the company has initiated an outsourced hiring and recruitment program in North and South America to meet its Ecuador operations' personnel requirements.

### Engineering, Procurement and Construction Management

In the first quarter of 2006, the company announced that its wholly owned subsidiary, Ecuacorriente S.A. had signed a Letter of Award with a Canadian engineering firm with extensive experience in South America for full Engineering and Procurement Services for the start-up and expansion of the Mirador copper-gold mine.

A challenge facing the mining industry globally is the shortage of engineering services available to do detailed engineering and construction of new operations to meet the growing demand for metals. The company is pleased to secure the services of such an experienced engineering group which has extensive mine design and construction experience in South America. This is an important step towards the company's start-up of operations at Mirador.

### Environmental Impact Assessment

In December 2005, the Mirador Environmental Impact Assessment Report (EIA) and all supporting documents were submitted in Quito to the Ministry of Energy and Mines for Ecuador. The EIA covers both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project and reflects the company's close work with the Ministry to help ensure that the report meets all required government guidelines and regulations. The submission of the report followed an extensive consultation process with the local communities that was carried out in late November and December 2005. The Company's EIA is believed to be one of the most comprehensive documents on social and environmental issues ever submitted to the Mines Ministry in Ecuador.

Approval of the EIA is expected in the second quarter of 2006.

THE COMPANY'S EIA IS BELIEVED TO BE ONE OF THE MOST COMPREHENSIVE DOCUMENTS ON SOCIAL AND ENVIRONMENTAL ISSUES EVER SUBMITTED TO THE MINES MINISTRY IN ECUADOR.

# Community Relations

The Community Relations program in year 2005 focused on community assistance to set the framework for sustainable development around Mirador. Emphasis was placed on empowering the community to take responsibility of its own development with the collaboration of other area stakeholders such as the Municipality of Pangui and Provincial Authorities. Such an approach was formalized in a document signed by representatives of the community, the municipality and Ecuacorriente, in which the main components are programs for education, health, human and economic development, information and social assistance.

Within these programs, distance education was started and support was provided through student scholarships and a virtual internet classroom. Within the health program, medical brigades and medicines are being made available in all of Mirador's surrounding communities in a joint program with the Ministry of Health. For the human development program, seminars continue to be conducted on key social issues such as leadership (to strengthen organizational development), family violence, alcoholism, family and health. In the economic development program, education and facilitation of the creation of micro-enterprises and family businesses is being provided.

Distribution of information was a major effort threading through the programs, not only about the project but about community development. This effort reached its peak in the first week of December 2005, when a public consultation about the project was conducted with a high level of community participation. Setting an important national precedent on this occasion, the project received strong local support and was widely welcomed. With initial company support, a newspaper, "La Voz Fronteriza" (The Frontier Voice), was created as a vehicle for continuing community communication.


PREGUNTAS
FRECUENTES
SOBRE MIRADOR



THE CORRIENTE COPPER BELT DISTRICT HAS THE POTENTIAL TO PRODUCE COPPER AT RATES MUCH HIGHER THAN THE STARTER MIRADOR PROJECT...


Por una Minería Responsable

# looking ahead

## Near-term Mirador Outlook

With the expected EIA approval in hand, the company will shortly thereafter make an application to receive a mine permit. Together with the attainment of project financing, the necessary ingredients will be in place to make a construction decision at Mirador.

Corriente's copper resources and team of experienced senior mine operating personnel forms the foundation for Corriente to become a strong mid-tier copper producer with a significant growth potential.

## Mirador Norte

The Mirador Norte copper-gold porphyry deposit is located only 3 km north of the Mirador deposit and has many geologic similarities to Mirador. It is the most recently discovered copper deposit in the Corriente Copper Belt and, like the other deposits, is exposed at surface. A focus of the drilling at Mirador Norte is identifying higher-grade, near-surface zones associated with secondary enrichment of primary copper. Drilling highlights include 31 metres of 1.15% copper and 99 metres of 0.98% copper (including 24 metres of 1.56% copper). The high-grade zones could provide an opportunity to enhance the economics of operations at the nearby Mirador project.

## Panantza

The Panantza prospect lies about 47 kilometres north of the company's Mirador property. It shares many of the geologic, alteration and mineralization features of the company's San Carlos deposit. As currently defined by 29 exploration drill holes spaced mostly at 100m, the Panantza project contains an inferred resource of approximately 395 million tonnes at a grade of 0.67% copper and 0.08 g/t gold with potential for expansion to the south and at depth. There is a well-equipped camp with accommodation for 40 people, mess hall, office and core shed facilities at a site called Rosa de Oro adjacent to the Rio Panantza.

## San Carlos

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current, inferred resource estimate based on these drill holes is 657 million tonnes at 0.61% copper. There is a fully equipped permanent camp with office, accommodation for about 60 persons, mess hall and core shed facilities in the northwest part of the San Carlos prospect area.

## Exploration and Project Development

For 2006, the bulk of exploration and project development activity was at Mirador, where infill and delimitation drilling in 52 holes totalled 11,925 metres. These holes were used to optimize the geologic model and upgrade the Mirador project resource model to a feasibility level and better define associated metal (Au, Ag) distributions. Best results from this program include holes: M116 with 58m of 1.94% Cu, 0.34g/t Au; M98 with 123m of 0.79% Cu, 0.29g/t Au; and M106 with 281m of 0.74% Cu, 0.34g/t Au. As a result of this drilling, there was a 31% increase in the total pounds of copper and a 37% increase in total ounces of gold placed in the measured and indicated resource category for the 2005 Mirador feasibility study.

Twenty-nine of these resource holes were drilled as oriented drill cores and used in a geotechnical study aimed at optimizing the pit slopes. Corriente also conducted structural surface mapping to compliment the drill data. This work resulted in preliminary design for overall pit slopes being optimized from an average 39 degrees to 41 degrees.

Within the company's concessions, the focus on developing and maintaining community relations continued to maintain access to concessions and assist with municipal developments. This included providing financial resources to support the placement of a primary school teacher in the Santiago de Pananza community and the municipal effort in opening a road to the community of San Carlos in the company's Panantza and San Carlos project areas.

Additionally, general prospecting in southeastern Ecuador identified a new copper target following standard ground based mapping, silt sampling and rock chip sampling techniques.

For 2006, a substantial drill program has been developed to progress projects from advanced exploration status towards preliminary development stages. Over 5,000 metres of diamond core drilling is planned for each of the Mirador Norte and Panantza projects. Additional prospecting in and around the Panantza and San Carlos projects will determine the future development potential of the deposits themselves and determine the likelihood of satellite deposits, a relationship exemplified by the Mirador – Mirador Norte deposits.

The company continues to maintain its view that a scaled approach to development is preferable for a company of Corriente's size. Consequently, the company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property. This starter mine is expected to serve as the base for the phased development of the entire Corriente Copper Belt in southern Ecuador, with financing for this project coming from a combination of equity, bank and joint-venture partner and supplier financing sources. The Corriente Copper Belt District has the potential to produce copper at rates much higher than the starter Mirador project but the phased development plan will help projects fit with local development plans, allow training to keep pace with demand for skilled staff at the mines and minimize capital demands for the development of the company's copper resources.

# management's DISCUSSION & ANALYSIS

(Expressed in Canadian dollars unless otherwise noted)

March 24, 2006

Management's Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of the company and the notes thereto for the fiscal year ended December 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente Resources Inc. should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

### Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

### Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's Management is accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2006 Annual General Meeting and which is available for review at www.sedar.com. The disclosure statement has been prepared by the company's Corporate Governance Committee and approved by the Board of Directors.

### Disclosure Controls

Corriente has daily, weekly, monthly and annual processes that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President, and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure Controls and Procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to us by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

- identification of all continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.
- identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.
- establishment of timetables for the preparation and adequate review of reportable information.
- procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from all experts whose reports are included or referred to in any disclosure.
- procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.
- procedures for the identification and reporting to the Audit Committee of the Board of Directors of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.
- ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.
- ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they are more likely to be aware (than not) of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

As new Canadian accounting standards are released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of the external auditor. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

Through implementation of the above, senior management believes that the company's disclosure controls are sufficient while being practical for a company of its size.

### General

Corriente is a Canadian-based junior resource exploration company engaged in the exploration and development of copper-gold resource properties located primarily in the Corriente Copper Belt in Ecuador. Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in certain of BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million for each option exercised to BHP Billiton.

As a result, Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

## Mirador Project

### Feasibility Study

On April 14, 2005, the company announced the completion of its feasibility study at the Mirador project which confirmed the economics of a 25,000 tonne/day open pit milling operation. The prime consultant for the study is AMEC Americas Limited, who completed the resource estimation, the metallurgical studies and the mine model. The tailings facility was designed by Knight Piesold Ltd. and Merit Consultants International Inc. prepared the final capital cost. The Indicated Mineral Resources internal to the pit were estimated to be 111 Million tonnes at an average grade of 0.67% copper and 0.22 g/t gold (with an average cut-off of 0.4% Cu). The feasibility study highlights were:

- The project was forecast to annually produce approximately 128 Million pounds of copper, 32,000 ounces of gold and 395,000 ounces of silver during the first five years of production
- The mine model indicated a 12 year mine life
- At a long term copper price of US$1.00/lb, the study indicated a Pre-Tax Internal Rate of Return for the project of 15.5% and a Net Present Value of US$78 Million at an 8% discount rate
- The capital cost for the project was estimated to be US$204 Million

The initial 25,000 tonnes/day development phase for the Mirador project is able to support the infrastructure requirements of a large copper operation and includes allowances for expansion in the future. For example, the tailings site has up to three times the required storage capacity, meaning the operation can expand significantly in size without needing to locate new tailings facilities. The feasibility study was made available in final report form on May 13, 2005 and is posted on www.sedar.com, as well as www.corriente.com.

Assumptions for the financial conclusions of the feasibility study included: pricing of US$1.00/lb for copper, US$400/oz for gold, US$6.50/oz for silver, and a discount rate of 8%. The estimated Indicated Mineral Resources included in the mine plan total approximately 111 Million tonnes grading 0.67% Cu and 0.22 g/t Au (with an average cut-off of 0.4% Cu). Approximately 91 Million tonnes of waste rock will be removed over the mine life, resulting in an average strip ratio of about 0.8:1. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9.125 Million tonnes/a). All facilities were designed for this throughput and operate on a continuous basis, 24 hours/day, 365 days/annum, subject to maintenance downtime. Average production was estimated to be about 174,000 t/annum of copper concentrate over the mine life of 12 plus years.

### Optimization Study

In November 2005, Corriente announced the results of an ongoing optimization study completed by Mine Development Associates (MDA) of Reno, Nevada for the starter project at the Mirador copper-gold deposit in Ecuador. This study built on the 25,000 tonnes per day base case feasibility study which was released in April 2005. The main change in the new work was the incorporation of the results of 52 new drill holes which were completed during the summer of 2005 and led to the calculation of a new resource model. The optimization work was based on a Lerchs-Grossmann pit optimization completed by MDA and included a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 g/t gold and 1.6 g/t silver (with an average cut-off grade of 0.37% Cu). For the purposes of the optimization study, all of the elements of the feasibility study completed in April 2005 were retained (except for reduced pre-stripping associated with the new pit optimizations). Approximately 491 Million tonnes (Mt) of waste rock will be removed over the mine life, resulting in an average strip ratio of about 1.4:1. The initial starter pit will have a 0.53:1 strip ratio containing 101.5 Mt of ore at 0.67% Cu, 0.21 g/t gold and 1.8 g/t silver. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9.125 Mt/a).

### Optimization Study Highlights

- The project is forecast to annually produce approximately 131 Million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver, during the first five years of production.
- The mine model indicates a 38 year mine life at a throughput of 25,000 tonnes per day.
- At a long-term copper price of US$1.10/lb, the study indicates a Pre-Tax Internal Rate of Return (IRR) for the project of 22.6% and a Net Present Value (NPV) of US$224 Million at an 8% discount rate. The Investment Contract with the Government of Ecuador will determine the final tax regime for the project, so after-tax numbers are not being presented here.
- The capital cost for the project was revised to total approximately US$195 Million (reflecting reduced pre-strip with the new mine plan).

With the results of the optimization study showing a robust project, Corriente intends to move forward with development of the 25,000 tonnes per day starter project at Mirador in the second half of 2006.

This optimization work demonstrated improved economics of the company's starter project which is planned as the platform for later expansions at Mirador and development of Corriente's Panantza-San Carlos and other copper projects in the Corriente Copper Belt district.

Tabulation of the revised project resources at Mirador using a cut-off of 0.40%Cu is set out in the table below. This work was carried out by Mine Development Associates (Reno, NV) under the direction of Steve Ristorcelli, P.Geo., C.P.G., an independent Qualified Person as defined by NI 43-101. The resource estimate is based on 142 drill holes totaling 36,284 metres of core.

**Revised Mirador Resources**

Cu Cut-off Grade of 0.40%

| Class | Tonnes (000's) | Cu lbs (000's) | Cu (%) | Au (oz) | Au (g/t) | Ag (oz) | Ag (g/t) |
|---|---|---|---|---|---|---|---|
| Measured | 52,610 | 753,000 | 0.65 | 360,000 | 0.21 | 2,770,000 | 1.6 |
| Indicated | 385,060 | 5,134,000 | 0.60 | 2,380,000 | 0.19 | 18,760,000 | 1.5 |
| Inferred | 235,400 | 2,708,000 | 0.52 | 1,250,000 | 0.17 | 9,900,000 | 1.3 |
| **Previous Resources from September 2004 Disclosure** | | | | | | | |
| Indicated | 310,000 | | 0.65 | | 0.20 | | |
| Inferred | 315,000 | | 0.56 | | 0.17 | | |

*Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling that can be reasonably assumed, but not verified.*

Selection of financing options for the project is planned during the first half of 2006 and issuance of the Mining Permit is targeted for the second quarter following approval of the Environmental Impact Assessment ("EIA"), which was filed with the Ministry of Energy and Mines for Ecuador ("the Ministry") in December 2005.

### Environmental Impact Assessment

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the Ministry to help ensure that the report met all required government guidelines and regulations. The Mirador EIA is expected to be one of the most comprehensive documents on social and environmental issues ever submitted to the Mines Ministry in Ecuador. The

# management's DISCUSSION & ANALYSIS

submission followed an extensive consultation process with the local communities that was carried out in late November and early December 2005. Approval of the EIA is expected in the first half of 2006.

**Personnel**

Corriente continues to build its mine development and management team with the September 2005 appointment of Tom Milner as President of Corriente.

Mr. Milner will be responsible for the execution of the Mirador Development Plan utilizing his background experience as a mine developer and operator. Most recently, Mr. Milner was Chief Operating Officer for Taseko Mines Ltd., with responsibility for the successful 2004 restart of the open pit copper-molybdenum Gibraltar Mine located in south central B.C. The Gibraltar Mine mills 35,000 tonnes of ore per day with an overall mining rate of 115,000 tonnes per day. In addition to extensive operations experience at Gibraltar, Mr. Milner was President of Brinco Coal Corporation, with responsibility for developing the Quinsam Coal Mine on Vancouver Island from the feasibility study stage through environmental approvals, permitting, construction and operations.

Mr. Ken Shannon will continue on as the company's Chairman and Chief Executive Officer while Mr. Ron Simkus will assist Mr. Milner in the overall development of the Mirador project.

**Other**

In June 2004, J. David Lowell exercised his option to obtain the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt (including Mirador, Panantza and San Carlos). The Warintza resource includes four concessions totalling 20,000 hectares. As a result of this transaction, the company has complete ownership of its Corriente Copper Belt resource properties, comprised of concessions covering 50,000 hectares within the Corriente Copper Belt, subject only to a 2% Net Smelter Royalty obligation to BHP Billiton.

In March 2004, the company entered into an agreement with Hidrelgen, S.A., an associated company of Caminosca Caminos y Canales C. Limitada, to develop, construct, and operate a 30-megawatt run-of-river hydroelectric generation facility on the Sabanilla River (Sabanilla Power Project, or "SPP"), to supply power to Corriente's planned Mirador copper mine. Market conditions for bank financing of power projects did not allow the company to meet the deadline for financing of the Sabanilla project, with the result that the agreement lapsed in 2005. Accordingly, deferred power project costs of $2,739,111 associated with the Sabanilla project have been written off by the company at December 31, 2005. In March 2006, the company announced that it has entered into a letter of intent with Hidroabanico S.A. to supply the power needs of the Mirador project.

In December 2005, the company and BHP Billiton agreed to terminate the Global Strategic Alliance Agreement. No commitments remain for either party.

The company's executive office is located in Vancouver, Canada while its Ecuador operations are run from its subsidiary office located in Quito, Ecuador. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and pre-construction consulting, design and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

## Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

**Financial Data for Last Three Fiscal Years**

| Fiscal year ended | Dec 31-05 | Dec 31-04 | Dec 31-03 |
|---|---|---|---|
| Total revenues (000's) | $ 0 | $ 0 | $ 0 |
| Loss before extraordinary items (000's) | $ 3,344 | $ 714 | $ 682 |
| Net loss (000's) | $ 3,344 | $ 714 | $ 682 |
| Basic and diluted loss per share | $ 0.07 | $ 0.02 | $ 0.02 |
| Cash and cash equivalents (000's) | $ 32,441 | $ 12,603 | $ 18,688 |
| Total assets (000's) | $ 67,100 | $ 40,502 | $ 35,948 |
| Total long-term financial liabilities (000's) | $ 0 | $ 0 | $ 0 |
| Total shareholders' equity (000's) | $ 66,124 | $ 39,755 | $ 35,527 |
| Cash dividends declared per share | $ 0.00 | $ 0.00 | $ 0.00 |

The company's operations during the year ended December 31, 2005 produced a net loss of $3,344,139 or $0.07 per share compared to a net loss of $714,062 or $0.02 per share for 2004 and $682,092 or $0.02 per share for 2003. As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The increase in net loss from 2004 was primarily due to the write-down of the company's deferred power project, and offset somewhat by the receipt and sales of marketable securities received on assets previously written off.

Deferred mineral property development expenditures made on the company's target projects within the Corriente Copper Belt totalled $8,845,049 for 2005 versus $8,627,262 during 2004 and $1,511,358 for 2003, reflecting the company's significant activities in furthering development of the Mirador starter mine. These activities included costs incurred towards completion of the Mirador feasibility and optimization study reports, as well as the continuing development of the Mirador project infrastructure. Drilling of 52 holes for 2005 (2004 - 44 holes, 2003 - 7) has been done in order to achieve 2 goals. The first goal was to drill holes around the low-grade margin of the proposed open pit to test the geotechnical characteristics of the pit margins using oriented drill core. This drilling has provided a good data base of new structural information which will be used as part of an effort to redesign pit shells with steeper slopes. This means more mineable material in the pit and less waste tonnes, which ultimately leads to a lower mining cost. The second goal of this drill program was to provide in-fill assays so that resources that had been classified as inferred in the starter project block model could be upgraded to indicated status and be included in the economic analysis of the project. As in recent years, all exploration drilling in 2005 was contained to the company's Corriente Copper Belt resource properties.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $1,034,449 in 2005 (2004 – $1,704,602 and 2003 – $Nil). At the end of 2005, the company wrote the costs of Sabanilla down to $Nil.

Administration expenses increased for 2005 to $2,639,979 from $1,778,010 in 2004 and $1,727,649 in 2003. The increase in 2005 is primarily due to an increase in stock-based compensation to $1,224,274 (2004 – $709,424, 2003 – $762,558), management fees, wages and benefits to $586,911 (2004 – $436,972, 2003 – $395,637), investor relations and promotion to $255,780 (2004 – $189,486, 2003 – $209,791), legal and accounting to $149,214 (2004 – $82,459, 2003 – $91,625), travel to $91,378 (2004 – $74,053, 2003 – $58,321), insurance to $67,640 (2003 – $53,178, 2002 – $43,889) and regulatory fees to $56,071 (2003 – $26,735, 2002 – $45,758). The higher administrative costs reflected the granting of options to employees and directors, the addition of seasoned mining resource development management, the pursuit of financing, higher legal and accounting costs due to the company's recent application to be listed on the American Stock Exchange, increased corporate travel, higher insurance costs, and increased sustaining fees based on the company's higher market capitalization.

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $48,599 (2004 – $124,194, 2003 – $263,088),

$60,500 (2004 – $Nil, 2003 – $127,067) and $Nil (2004 – $66,667, 2003 – $36,000), respectively, for the year ended December 31, 2005 in respect of administrative and technical services provided by companies affiliated with employed officers. At December 31, 2005, $15,000 (2004 – $1,538, 2003 – $Nil) was due to companies affiliated with employed officers.

Stock-compensation expenses were $1,224,274 for 2005 versus $709,424 for 2004 and $762,558 for 2003, reflecting the fair value of stock options granted during 2005 as calculated using the Black-Scholes Option Pricing Model.

In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. These assets were written off in previous years. The following summarizes the amounts due to the company from the purchaser according to the original agreement:

- US $25,000 on the Closing Date (received in 2002);
- US $25,000 cash and 100,000 shares of the purchaser one year from the date of the Agreement (received in 2003);
- 100,000 shares of the purchaser two years from the date of the agreement (received in 2004);
- 100,000 shares of the purchaser three years from the date of the agreement (received in 2005);
- US $100,000 four years from the date of the agreement;
- US $1,000,000 five years from the date of the agreement;
- US $1,000,000 upon the Taca-Taca property achieving commercial production.

On March 22, 2005 the company and the purchaser executed an amending agreement whereby the payments due in years four and five of the agreement were changed to one final tranche of 100,000 shares of the purchaser on the amending date. US $1,000,000 remains due from the purchaser upon the Taca-Taca property achieving commercial production. As collectibility of this amount remains uncertain, this amount will be recorded when received. The company realized a total gain of $1,882,000 based on the market value of the 200,000 shares of the purchaser received in 2005. These shares were subject to a hold period which expired in July 2005. During the hold period, the purchaser underwent a reorganization in April 2005, at which time the company received an equivalent 200,000 shares of each of the four post-reorganization companies. With the exception of 200,000 shares in one of the post-reorganization companies which remains non-public and without market value, all of the shares were sold by the company before the end of 2005.

The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company has received full consideration, totalling $570,841 (including $88,320 received in 2005) from the purchaser.

Due to the company's lower average cash balance on hand during 2005, interest income decreased to $209,422 from $382,237 and $136,738 for 2004 and 2003, respectively.

As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. The significant net income generated in the Mar-05 and Dec-04 quarters was due to the proceeds received in 2005 and 2004 from the sale of the company's Argentinian and Bolivian assets, which had been written off in prior years. Excluding such proceeds, the company's net losses for the last 8 quarters generally reflect the impact and timing of the recording of stock-compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options granted within the period, offset by interest income earned from cash on hand.

**Related Party Transactions**

During 2005, the company's new President was paid $60,500 (including $15,000 accrued at December 31, 2005) for managerial services provided to the company through his consulting company, until he became an employee of the company at the beginning of 2006. These fees were included in mineral property costs. Also, a consulting firm owned by the company's Chief Financial Officer was paid a total of $48,600 for managerial services until he became an employee at the beginning of July 2005. This amount is included in management fees, wages and benefits.

**Fourth Quarter**

During the fourth quarter of 2005, the company's cash balance increased by $26,211,530, due mostly to the public offering completed in December 2005, which raised net proceeds of $27,853,364. The company also received $63,400 in proceeds from the exercise of stock options in the fourth quarter. Uses of cash in the fourth quarter included $1,907,761 for mineral property costs.

Additionally, the company recorded a loss of $3,271,838 which was due primarily to the $2,739,111 year-end write-down of costs previously capitalized for the company's Sabanilla Power Project. Management fees, wages and benefits during the fourth quarter were $251,524, including $160,000 in year-end bonuses. Related to the December 2005 financing, investor relations expenditures of $71,669 and travel costs of $48,999 were incurred in the fourth quarter. The company also incurred legal and accounting costs of $106,730, which were primarily related to associated expenses and fees for the 2006 listing of the company's common shares on the American Stock Exchange. Interest income of $45,239 contributed positively to the company's cash flow.

## Critical Accounting Policies

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements which can be found at www.sedar.com. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results:

**Resource Properties**

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures, including interest on any required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value and the property is written down to the estimated fair value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commence-

**Financial Data for Last Eight Quarters**

| Three months ended | Dec-05 | Sep-05 | Jun-05 | Mar-05 | Dec-04 | Sep-04 | Jun-04 | Mar-04 |
|---|---|---|---|---|---|---|---|---|
| Total revenues (000's) | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| (Earnings) loss before extraordinary items (000's) | $ 3,272 | $ 1,404 | $ 378 | $ (1,710) | $ (429) | $ 425 | $ 343 | $ 369 |
| Net (earnings) loss (000's) | $ 3,272 | $ 1,404 | $ 378 | $ (1,710) | $ (429) | $ 425 | $ 343 | $ 369 |
| (Earnings) loss per share | $ 0.07 | $ 0.03 | $ 0.01 | $ (0.04) | $ (0.01) | $ 0.01 | $ 0.01 | $ 0.01 |

ment of commercial production or written off if the properties are abandoned, become impaired or the claims allowed to lapse.

### Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in Note 6 c) of the company's consolidated financial statements for the year ended December 31, 2005.

## Liquidity and Capital Resources

Working capital as at December 31, 2005 was $31,652,192, compared to $12,563,393 at December 31, 2004 and $18,866,608 at December 31, 2003. The increase for 2005 is primarily due to the completion of a brokered private placement on December 29, 2005 that raised net proceeds of $27,853,364. The main uses of cash during 2005 were expenditures associated with the development of the planned Mirador mine of $8,845,449 (2004 - $8,627,262 and 2003 - $1,511,358) and the Sabanilla Power Project of $1,034,449 (2004 - $1,704,662 and 2003 - $Nil). Proceeds from the sale of the company's marketable securities received on assets previously written off also contributed positively to the company's working capital.

As at December 31, 2005, the company had 53,751,393 (fully diluted – 56,606,393) common shares issued and outstanding versus 45,421,393 (fully diluted – 49,055,141) and 41,606,295 (fully diluted – 48,540,141) for 2004 and 2003, respectively. There was one brokered public offering in 2005, of 7,605,000 common shares that raised $30,039,750 before issue costs of $2,186,386. Other share issuances reflect the exercise of 475,000 stock options that raised $435,250 and an exercise of 250,000 share purchase warrants that raised $200,000. In 2004, there were no private placements, but 3,500,098 share purchase warrants and 315,000 stock options were exercised, raising $3,928,512 and $304,350, respectively. In 2003, the company raised a total of $18,803,133 through the issue of new shares and the exercise of vested options and warrants, as follows: In February 2003, the company completed a non-brokered private placement of 1,000,000 units, which raised gross proceeds of $1,000,000 equity capital ($993,750 net of issue costs); in October 2003, the company closed a further non-brokered private placement of 2,000,000 common shares for proceeds of $3.9 million; in November 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for gross proceeds of $11.875 million before issue costs of $809,381; and during 2003, the company received cash proceeds of $2,380,513 and $463,250 pursuant to the exercises of share purchase warrants and stock options, respectively.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to meet the company's administrative overhead for the next several years, substantial capital is required to complete the company's mine. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term but recognizes the risks attached thereto. The company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partner and supplier financing where appropriate.

## Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

### Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While Management believes that the current political climate in Ecuador is stable, there can be no certainty that this will continue going forward. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and is pursuing local partners. The company does not presently maintain political risk insurance for its foreign exploration projects.

### Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, only the company's Mirador project property has proven or probable reserves while any planned exploration programs for the company's other properties are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

### Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

**Limited Experience with Development-Stage Mining Operations**

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

**Estimates of Mineral Resources and Production Risks**

The Mineral Resource estimates included herein are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources described herein should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

**Base Metals Prices**

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

**Competition**

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

**Environmental and other Regulatory Requirements**

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador, Canada and the World Bank.

**Title Matters**

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

**Repatriation of Earnings**

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

**Dependence On Key Personnel**

The company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other employees.

**Share Price Fluctuations**

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

**No Dividends**

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

## Outlook

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt in Ecuador. This includes three copper and copper-gold porphyry deposits, called Mirador, Panantza and San Carlos. Measured and indicated copper resources at a 0.40% cutoff at Mirador is 438 million tonnes at 0.61%Cu and 0.19g/t Au, while inferred resources at Panantza, San Carlos and Mirador (excluding Mirador Norte) at a 0.40% cutoff are 395 million tonnes at 0.67% Cu and 0.08 g/t Au, 657 million tonnes at 0.61% Cu, and 235 million tonnes at 0.52% Cu and 0.17 g/t Au, respectively.

The company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property. This starter mine is expected to serve as the base for the phased development of the entire Corriente Copper Belt in southern Ecuador, with financing for this project coming from a combination of equity, bank and joint-venture partner and supplier financing sources.

The Environmental Impact Assessment has been submitted to the government of Ecuador and approval of this application is the next major step in moving Mirador forward. This approval is targeted for the second quarter 2006. The beginning of the third quarter is planned for completion of a feasibility study which will provide an assessment of the economic value created by expanding the production of Mirador from 25,000 tpd to 50,000 tpd in the sixth year after start-up. Following completion of the expansion feasibility study, a construction decision wil be made for Mirador.

A total of 10,000 metres of drilling is planned for 2006 with a particular goal of identifying high grade copper targets which would make a significant contribution to early mine development in the Corriente Copper Belt.

# management's responsibility for FINANCIAL REPORTING

March 24, 2006

The consolidated financial statements of Corriente Resources Inc. have been prepared by management and approved by the Board of Directors. Management of Corriente Resources Inc. is responsible for the preparation, objectivity and integrity of the information contained in these financial statements and other sections of this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-management directors. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

PricewaterhouseCoopers LLP, the company's auditors, have examined these consolidated statements and their report follows.

**Kenneth R. Shannon (signed)**
Chief Executive Officer

**Darryl F. Jones (signed)**
Chief Financial Officer

# auditors' REPORT

**To the Shareholders of Corriente Resources Inc.**

We have audited the consolidated balance sheets of Corriente Resources Inc. as at December 31, 2005 and 2004 and the consolidated statements of changes in shareholders' equity, loss and deficit and cash flows for each year in the three year period ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations, changes in shareholders' equity and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

**PricewaterhouseCoopers LLP (signed)**

Chartered Accountants
March 3, 2006
Vancouver, BC

# consolidated BALANCE SHEETS

Corriente Resources Inc. (A Development Stage Enterprise)

**AS AT DECEMBER 31, 2005 AND 2004**
EXPRESSED IN CANADIAN DOLLARS

| | 2005 | 2004 |
|---|---|---|
| **assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 32,440,690 | $ 12,602,827 |
| Marketable securities (note11) | – | 554,000 |
| Accounts receivable and prepaids | 187,746 | 153,133 |
| | 32,628,436 | 13,309,960 |
| **Mineral properties** (note 3) | 34,205,955 | 25,220,211 |
| **Property, plant and equipment** (note 4) | 265,617 | 266,749 |
| **Deferred power project costs** (note 5) | – | 1,704,662 |
| **TOTAL ASSETS** | $ 67,100,008 | $ 40,501,582 |
| **liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities (note 7) | $ 976,244 | $ 746,567 |
| **shareholders' equity** | | |
| **Share capital** (note 6 (b)) | 112,367,655 | 83,525,397 |
| **Options** (note 6 (c)) | 2,622,248 | 1,655,163 |
| **Share purchase warrants** (note 6 (d)) | – | 96,455 |
| **Contributed surplus** | 930,660 | 930,660 |
| **Deficit accumulated during the exploration stage** | (49,796,799) | (46,452,660) |
| | 66,123,764 | 39,755,015 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 67,100,008 | $ 40,501,582 |

**Subsequent event** – note 6 (c)

Approved by the Board of Directors

G. Ross McDonald (signed), Director

Richard P. Clark (signed), Director

The accompanying notes are an integral part of these consolidated financial statements.

# consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Corriente Resources Inc. (A Development Stage Enterprise)

**FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003**

EXPRESSED IN CANADIAN DOLLARS

| | Common Shares | | Estimated Fair Value | | | | |
|---|---|---|---|---|---|---|---|
| | Number | Share Capital | Options | Share Purchase Warrants | Contributed Surplus | Deficit accumulated during the exploration stage | Total Shareholders' Equity |
| **Since inception:** | | | | | | | |
| Common shares issued for cash, net of issue costs | $ 24,169,872 | $ 52,994,066 | $ – | $ – | $ – | $ – | $ 52,994,066 |
| Common shares issued for mineral properties and settlement of debt | 6,621,477 | 6,554,554 | – | – | – | – | 6,554,554 |
| Net fair value of warrants issued | – | – | – | 501,051 | 676,407 | – | 1,177,458 |
| Stock based compensation expense on unexercised vested options | – | – | 644,665 | – | – | – | 644,665 |
| Net losses since inception | – | – | – | – | – | (45,056,506) | (45,056,506) |
| Balance at December 31, 2002 | 30,791,349 | 59,548,620 | 644,665 | 501,051 | 676,407 | (45,056,506) | 16,314,237 |
| Common shares issued for cash pursuant to private placements, net of issue costs | 7,750,000 | 15,959,370 | – | – | – | – | 15,959,370 |
| Common shares issued for cash pursuant to exercise of warrants | 2,239,946 | 2,380,513 | – | – | – | – | 2,380,513 |
| Common shares issued for cash pursuant to exercise of options | 575,000 | 463,250 | – | – | – | – | 463,250 |
| Common shares issued for mineral property interests | 250,000 | 232,500 | – | – | – | – | 232,500 |
| Fair value of warrants issued (note 6 (d)) | – | – | – | 96,455 | – | – | 96,455 |
| Fair value of options exercised (note 6 (c)) | – | 286,608 | (286,608) | – | – | – | – |
| Fair value of warrants exercised (note 6 (d)) | – | 170,326 | – | (170,326) | – | – | – |
| Fair value of warrants expired (note 6 (d)) | – | – | – | (254,253) | 254,253 | – | – |
| Stock based compensation expense on unexercised vested options | – | – | 762,558 | – | – | – | 762,558 |
| Net loss for the year ended December 31, 2003 | – | – | – | – | – | (682,092) | (682,092) |
| Balance at December 31, 2003 | 41,606,295 | 79,041,187 | 1,120,614 | 172,927 | 930,660 | (45,738,598) | 35,526,790 |
| Common shares issued for cash pursuant to exercise of warrants | 3,500,098 | 3,928,512 | – | – | – | – | 3,928,512 |
| Common shares issued for cash pursuant to exercise of options | 315,000 | 304,350 | – | – | – | – | 304,350 |
| Fair value of options exercised (note 6 (c)) | – | 174,876 | (174,876) | – | – | – | – |
| Fair value of warrants exercised (note 6 (d)) | – | 76,472 | – | (76,472) | – | – | – |
| Stock based compensation expense on unexercised vested options | – | – | 709,424 | – | – | – | 709,424 |
| Net loss for the year ended December 31, 2004 | – | – | – | – | – | (714,062) | (714,062) |
| Balance at December 31, 2004 | 45,421,393 | 83,525,397 | 1,655,163 | 96,455 | 930,660 | (46,452,660) | 39,755,015 |
| Common shares issued for cash pursuant to private placements, net of issue costs | 7,605,000 | 27,853,364 | – | – | – | – | 27,853,364 |
| Common shares issued for cash pursuant to exercise of options | 475,000 | 435,250 | – | – | – | – | 435,250 |
| Common shares issued for cash pursuant to exercise of warrants | 250,000 | 200,000 | – | – | – | – | 200,000 |
| Fair value of options exercised (note 6 (c)) | – | 257,189 | (257,189) | – | – | – | – |
| Fair value of warrants exercised (note 6 (d)) | – | 96,455 | – | (96,455) | – | – | – |
| Stock based compensation expense on unexercised vested options (note 6 ( c)) | – | – | 1,224,274 | – | – | – | 1,224,274 |
| Net loss for the year ended December 31, 2005 | – | – | – | – | – | (3,344,139) | (3,344,139) |
| Balance at December 31, 2005 | $ 53,751,393 | $ 112,367,655 | $ 2,622,248 | $ – | $ 930,660 | $ (49,796,799) | $ 66,123,764 |



The accompanying notes are an integral part of these consolidated financial statements.

# consolidated STATEMENTS OF LOSS AND DEFICIT

Corriente Resources Inc. (A Development Stage Enterprise)

**FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003**

EXPRESSED IN CANADIAN DOLLARS

| | 2005 | 2004 | 2003 | For the period from inception (February 16, 1983 to December 31, 2005) |
|---|---|---|---|---|
| **administration** | | | | |
| Stock-based compensation (note 6 (c)) | $ 1,224,274 | $ 709,424 | $ 762,558 | $ 3,340,921 |
| Management fees, wages & benefits | 586,911 | 436,972 | 395,637 | 3,841,556 |
| Investor relations and promotion | 255,780 | 189,486 | 209,791 | 1,422,045 |
| Legal and accounting | 149,214 | 82,459 | 91,625 | 1,816,119 |
| Travel | 91,378 | 74,053 | 58,321 | 746,395 |
| Printing and shareholder information | 74,296 | 68,496 | 31,094 | 570,855 |
| Rent and utilities | 72,461 | 69,984 | 40,826 | 1,161,103 |
| Insurance | 67,640 | 53,178 | 43,889 | 358,799 |
| Regulatory fees | 56,071 | 26,735 | 45,758 | 362,550 |
| Office and miscellaneous | 32,516 | 33,995 | 21,730 | 955,209 |
| Depreciation | 15,296 | 14,304 | 15,034 | 240,775 |
| Transfer agent fees | 14,142 | 18,924 | 11,386 | 174,060 |
| Loss on disposal of capital assets | – | – | – | 52,968 |
| | 2,639,979 | 1,778,010 | 1,727,649 | 15,043,355 |
| **other** | | | | |
| Write-down of deferred power project costs (note 5) | 2,739,111 | – | – | 2,739,111 |
| Gain on sale of assets (note 3) | (1,970,320) | (549,000) | (882,261) | (4,081,031) |
| Interest income | (209,422) | (382,237) | (136,738) | (3,397,166) |
| Loss (gain) on sale of marketable investments | 96,877 | (199,323) | (105,244) | (1,125,312) |
| General exploration | 38,535 | 8,393 | 42,746 | 4,185,299 |
| Foreign exchange loss | 9,379 | 58,219 | 35,940 | 35,377 |
| Write-down of mineral properties | – | – | – | 33,387,725 |
| Write-down of capital assets | – | – | – | 3,080,392 |
| Write-down of marketable securities | – | – | – | 374,838 |
| Gain on sale of subsidiary | – | – | – | (335,900) |
| Rental income | – | – | – | (71,546) |
| Gain on settlement of debt | – | – | – | (26,792) |
| Gain on disposal of capital assets | – | – | – | (11,551) |
| | 704,160 | (1,072,341) | (1,088,303) | 34,753,444 |
| **Loss for the period** | 3,344,139 | 714,062 | 682,092 | 49,796,799 |
| **Deficit – beginning of period** | 46,452,660 | 45,738,598 | 45,056,506 | – |
| **Deficit – end of period** | $ 49,796,799 | $ 46,452,660 | $ 45,738,598 | $ 49,796,799 |
| **Basic and diluted loss per share** | $ 0.07 | $ 0.02 | $ 0.02 | |
| **Weighted average number of shares outstanding** | 45,825,859 | 44,594,782 | 33,666,622 | |

The accompanying notes are an integral part of these consolidated financial statements.

# consolidated STATEMENTS OF CASH FLOWS

Corriente Resources Inc. (A Development Stage Enterprise)

**FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003**

EXPRESSED IN CANADIAN DOLLARS

| | 2005 | 2004 | 2003 | For the period from inception (February 16, 1983 to December 31, 2005) |
|---|---|---|---|---|
| **Cash flows from (applied to) operating activities** | | | | |
| Loss for the period | $ (3,344,139) | $ (714,062) | $ (682,092) | $ (49,796,799) |
| Items not affecting cash | | | | |
| Write-down of deferred power project | 2,739,111 | – | – | 2,739,111 |
| Shares received on sale of assets | (1,882,000) | (549,000) | (330,000) | (3,254,486) |
| Stock-based compensation | 1,224,274 | 709,424 | 762,558 | 3,340,921 |
| Loss (gain) on sale of marketable securities | 96,877 | (199,323) | (105,244) | (1,125,312) |
| Depreciation | 15,296 | 14,304 | 15,034 | 240,774 |
| General exploration | – | – | – | 40,550 |
| Write-down of mineral properties | – | – | – | 33,387,725 |
| Write-down of capital assets | – | – | – | 3,080,392 |
| Write-down of marketable securities | – | – | – | 374,838 |
| Gain on sale of subsidiary | – | – | – | (65,000) |
| Foreign exchange loss on deposit | – | – | – | 50,528 |
| Loss on disposal of capital assets | – | – | – | 41,417 |
| Changes in non-cash working capital | | | | |
| Accounts receivable and prepaids | (34,613) | 111,785 | (192,511) | (115,945) |
| Accounts payable and accrued liabilities | 229,677 | 325,229 | 286,524 | (614,297) |
| | (955,517) | (301,643) | (245,731) | (11,675,583) |
| **Cash flows from (applied to) investing activities** | | | | |
| Mineral property costs | (8,845,049) | (8,627,262) | (1,511,358) | (59,310,035) |
| Deferred power project costs | (1,034,449) | (1,704,662) | – | (2,739,111) |
| Proceeds from sale of marketable securities | 2,339,123 | 529,323 | 117,244 | 4,242,198 |
| Payments to acquire property, plant and equipment | (154,859) | (213,820) | (76,288) | (2,042,353) |
| Refund of deposit | – | – | – | 222,634 |
| | (7,695,234) | (10,016,421) | (1,470,402) | (59,626,667) |
| **Cash flows from financing activities** | | | | |
| Proceeds from issuance of share capital, net of issue costs | 28,488,614 | 4,232,862 | 18,803,133 | 105,700,688 |
| Repayment of long-term debt | – | – | – | (1,684,586) |
| Deposit | – | – | – | (273,162) |
| | 28,488,614 | 4,232,862 | 18,803,133 | 103,742,940 |
| **Increase (decrease) in cash and cash equivalents** | 19,837,863 | (6,085,202) | 17,087,000 | 32,440,690 |
| **Cash and cash equivalents – beginning of period** | 12,602,827 | 18,688,029 | 1,601,029 | – |
| **Cash and cash equivalents – end of period** | $ 32,440,690 | $ 12,602,827 | $ 18,688,029 | $ 32,440,690 |

**Supplemental cash flow information (note 10)**



The accompanying notes are an integral part of these consolidated financial statements.

# notes TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004
EXPRESSED IN CANADIAN DOLLARS

Corriente Resources Inc. (A Development Stage Enterprise)

## 1 Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties in Ecuador, South America. The company considers itself to be an exploration and development stage company.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

## 2 Significant accounting policies

### Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which as described in note 12, differ in certain respects from accounting principles generally accepted in the United States of America.

### Basis of consolidation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Corriente Resources Inc. (Cayman), CTQ Management Inc., Ecuacorriente S.A. (Ecuador), Minera Panantza B.V. (Netherlands) and Minera Curigem S.A. (Ecuador).

### Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value and the property is written down to the estimated fair value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned, become impaired or the claims allowed to lapse.

### Property, plant and equipment

Depreciation of vehicles, furniture, computer, field and communications equipment is provided on a declining-balance basis over their estimated useful lives at annual rates between 20% and 30%. Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

### Deferred power project costs

Assets under construction or development are recorded as deferred (capitalized) costs or construction in progress until they are operational and available for use, at which time they are transferred to property, plant and equipment or written off on abandonment.

### General exploration

General exploration expenses, including the cost of evaluating potential projects, are charged to operations as incurred.

### Cash and cash equivalents

Cash and cash equivalents comprise cash and deposits with a term to maturity at the date of purchase of 90 days or less.

### Marketable securities

Marketable securities are carried at the lower of cost and quoted market value.

### Foreign currency translation

The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period, except for depreciation, which is translated at the same rate as the assets to which they relate. Translation gains and losses are reflected in loss for the year.

### Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized.

### Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant estimates that involve highly subjective assumptions by management include the company's estimate of stock-based compensation expense and its assessment of possible impairment of its mineral properties. Actual results could differ from those reported.

### Stock-based compensation plan

The company has a stock-based compensation plan as described in note 6 (c).

The company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

### Asset Retirement Obligations

On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants ("CICA") Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior periods presented.

### Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

### Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

## 3 Mineral properties

### Corriente Copper Belt, Ecuador

Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million for each option exercised to BHP Billiton.

During 2004, J. David Lowell exercised his option to acquire the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt. As a result, the company has complete ownership of its Corriente Copper Belt resource properties. Mineral property costs associated with the Warintza property, in the amount of $2,461,946, were re-allocated to the company's other Corriente Copper Belt resource properties (Mirador - $1,918,400 and Panantza/San Carlos - $543,546) at December 31, 2004.

# notes (cont.)

Following is a summary of the company's deferred mineral property expenditures.

| Corriente Copper Belt | Mirador/Mirador Norte | Panantza/San Carlos | Other (1) | Total |
|---|---|---|---|---|
| Balance December 31, 2002 | $ 8,808,104 | $ 2,495,629 | $ 3,376,439 | $ 14,680,172 |
| Property acquisition | 200,524 | 20,080 | 329,260 | 549,864 |
| Deferred exploration and development costs | 941,449 | 87,404 | 298,431 | 1,327,284 |
| Balance December 31, 2003 | 9,950,077 | 2,603,113 | 4,004,130 | 16,557,320 |
| Property acquisition | 493,112 | 5,309 | – | 498,421 |
| Deferred exploration and development costs and re-allocation | 9,441,051 | 935,674 | (2,212,255) | 8,164,470 |
| Balance December 31, 2004 | 19,884,240 | 3,544,096 | 1,791,875 | 25,220,211 |
| Property acquisition | 386,955 | – | – | 386,955 |
| Deferred exploration and development costs | 8,412,692 | 160,627 | 25,470 | 8,598,789 |
| Balance December 31, 2005 | $ 28,683,887 | $ 3,704,723 | $ 1,817,345 | $ 34,205,955 |

(1) – comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzo and Trinidad copper and copper-gold exploration targets in the Corriente Copper Belt

**Other**

In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. These assets were written off in previous years. The following summarizes the amounts due from the purchaser to the company according to the original agreement:

- US $25,000 on the Closing Date (received in 2002);
- US $25,000 cash and 100,000 shares of the purchaser one year from the date of the Agreement (received in 2003);
- 100,000 shares of the purchaser two years from the date of the agreement (received in 2004);
- 100,000 shares of the purchaser three years from the date of the agreement (received in 2005);
- US $100,000 four years from the date of the agreement;
- US $1,000,000 five years from the date of the agreement;
- US $1,000,000 upon the Taca-Taca property achieving commercial production.

On March 22, 2005 the company and the purchaser executed an amending agreement whereby the payments due in years four and five of the agreement were changed to one final tranche of 100,000 shares of the purchaser on the amending date. US $1,000,000 remains due from the purchaser upon the Taca-Taca property achieving commercial production. As collectibility of this amount remains uncertain, this amount will be recorded when received. The company realized a total gain of $1,882,000 based on the market value of the 200,000 shares of the purchaser received in 2005. These shares were subject to a hold period which expired in July 2005. During the hold period, the purchaser underwent a reorganization in April 2005, at which time the company received an equivalent 200,000 shares of each of the four post-reorganization companies. With the exception of 200,000 shares in one of the post-reorganization companies which remains non-public and without market value, all of the shares were sold by the company before the end of 2005.

The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company has received full consideration, totalling $570,841 (including $88,320 received in 2005) from the purchaser.

**Mineral Property Titles**

Although the Company has taken steps to verify the title to mineral properties in which it has an option to acquire, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

## 4 Property, plant and equipment

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net | Cost | Accumulated Depreciation | Net |
| Computer equipment | $ 218,291 | $ 161,620 | $ 56,671 | $ 191,058 | $ 143,482 | $ 47,576 |
| Vehicles | 201,955 | 50,786 | 151,169 | 220,560 | 55,333 | 165,227 |
| Office furniture and equipment | 71,742 | 57,638 | 14,104 | 67,832 | 53,432 | 14,400 |
| Field equipment | 57,326 | 22,665 | 34,661 | 38,576 | 12,717 | 25,859 |
| Communications equipment | 18,284 | 9,272 | 9,012 | 18,284 | 4,597 | 13,687 |
| | $ 567,608 | $ 301,991 | $ 265,617 | $ 536,310 | $ 269,561 | $ 266,749 |

## 5 Deferred power project costs

In March 2004, the company entered into an Agreement with Hidrelgen, S.A. (Hidrelgen), an associated company of Caminosca Caminos y Canales C. Limitada (collectively referred to as Caminosca), to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or SPP), to supply power to Corriente's planned Mirador copper mine.

During 2005, the Agreement lapsed and because of the uncertainty of the company's negotiations with Caminosca and the exploration of other power alternatives, deferred power project costs of $2,739,111 associated with SPP have been written off by the company at December 31, 2005.

## 6 Share capital

**a) Authorized**
100,000,000 common shares without par value

**b) Issued**
On February 7, 2003 the company completed a non-brokered private placement of 1,000,000 units at a price of $1.00 per unit for gross proceeds of $1.0 million before issue costs of $6,250. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.10 on or before February 7, 2005. All of these warrants were exercised before the expiry date.

On October 9, 2003, the company completed a non-brokered private placement of 2,000,000 common shares at a price of $1.95 per share for proceeds of $3.9 million.

On November 5, 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for gross proceeds of $11.875 million before issue costs of $809,381. Each unit issued comprised one common share and one-quarter of one common share purchase warrant. Each whole share purchase warrant was exercisable at a price of $3.00 for a period of 18 months, subject to the right of the company to accelerate the expiry of the warrants if the company's common shares traded above $4.00 for twenty consecutive trading days, in any period after March 8, 2004. During 2004, warrants to acquire 193,750 common shares were exercised and the remaining 993,748 warrants expired unexercised in 2005.

On December 29, 2005, the company completed a brokered private placement of 7,605,000 common shares at a price of $3.95 pursuant to its short form prospectus dated December 19, 2005 to raise gross proceeds of $30,039,750 before issue costs of $2,186,386.

**c) Stock options**
The company has a stock option plan whereby the company may grant options to its directors, officers, employees and consultants of up to a total of 6,524,830 common shares (of which 2,855,000 are outstanding and 3,546,000 have been exercised since the inception of the company's stock option plan in 1996, leaving 123,830 available for grant). The exercise price of each option is determined in accordance with the company's stock option plan. The option term and vesting period is determined by the Board of Directors, within regulatory guidelines.

| | | 2005 | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| | Number of shares | Weighted average exercise price | Number of shares | Weighted average exercise price | Number of shares | Weighted average exercise price |
| Options outstanding – Beginning of year | 2,390,000 | $ 1.46 | 2,190,000 | $ 0.96 | 2,490,000 | $ 1.65 |
| Granted | 940,000 | 2.49 | 515,000 | 3.33 | 1,530,000 | 0.98 |
| Exercised | (475,000) | 0.92 | (315,000) | 0.97 | (575,000) | 0.81 |
| Terminated | – | – | – | – | (150,000) | 1.95 |
| Expired | – | – | – | – | (1,105,000) | 2.50 |
| Options outstanding – End of year | 2,855,000 | $ 1.89 | 2,390,000 | $ 1.46 | 2,190,000 | $ 0.96 |
| Options outstanding and exercisable – End of year | 2,855,000 | $ 1.89 | 2,177,500 | $ 1.28 | 2,190,000 | $ 0.96 |

During the year ended December 31, 2005 the company has recorded the estimated fair value of the 940,000 (2004 - 515,000, 2003 - 1,530,000) options granted and vested as stock-based compensation expense of $1,224,274 (2004 - $709,424, 2003 - $762,558). This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Risk-free interest rate | 2.95–3.19% | 2.71–3.71% | 3.05–3.78% |
| Expected dividend yield | – | – | – |
| Expected stock price volatility | 68–71% | 67–72% | 66–81% |
| Expected option life in years | 3 | 3 | 3 |

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

The estimated fair value assigned to the stock options exercised during the years ended December 31, 2005, 2004 and 2003 was credited to share capital.

# notes (cont.)

| | Number of options | Exercise Price $ | Expiry Dates | Estimated Fair Value $ |
|---|---|---|---|---|
| Balance – December 31, 2002 | 2,490,000 | | | 644,665 |
| Exercised | (500,000) | 0.79 | January 9, 2005 | (245,481) |
| Exercised | (75,000) | 0.91 | June 6, 2005 | (41,128) |
| Expired | (775,000) | 3.00 | April 7, 2003 | – |
| Expired | (330,000) | 1.33 | August 29, 2003 | – |
| Terminated | (150,000) | 1.95 | March 9, 2004 | – |
| Granted | 25,000 | 1.14 | March 5, 2006 | 15,903 |
| Granted | 695,000 | 0.90 | May 28, 2006 | 305,432 |
| Granted | 480,000 | 0.89 | July 28, 2006 | 224,802 |
| Granted | 330,000 | 1.28 | September 10, 2006 | 216,421 |
| | (300,000) | | | 475,949 |
| Balance – December 31, 2003 | 2,190,000 | | | 1,120,614 |
| Exercised | (100,000) | 1.02 | March 11, 2005 | (62,449) |
| Exercised | (125,000) | 0.91 | June 6, 2005 | (68,547) |
| Exercised | (70,000) | 0.90 | May 28, 2006 | (30,763) |
| Exercised | (20,000) | 1.28 | September 10, 2006 | (13,116) |
| Granted | 275,000 | 3.32 | February 9, 2007 | 411,702 |
| Granted | 100,000 | 3.16 | June 1, 2007 | 155,528 |
| Granted | 100,000 | 3.55 | July 21, 2007 | 78,689 |
| Granted | 40,000 | 3.25 | September 28, 2007 | 63,505 |
| | 200,000 | | | 534,549 |
| Balance – December 31, 2004 | 2,390,000 | | | 1,655,163 |
| Exercised | (235,000) | 0.91 | June 6, 2005 | (128,868) |
| Exercised | (200,000) | 0.79 | October 9, 2005 | (98,192) |
| Exercised | (20,000) | 0.90 | May 28, 2006 | (8,789) |
| Exercised | (20,000) | 2.27 | July 25, 2008 | (21,339) |
| Granted | 100,000 | 2.15 | June 1, 2008 | 104,250 |
| Granted | 540,000 | 2.27 | July 25, 2008 | 576,164 |
| Granted | 300,000 | 2.99 | September 6, 2008 | 422,475 |
| Vested | | | July 21, 2007 | 97,517 |
| Vested | | | February 9, 2007 | 23,867 |
| | 465,000 | | | 967,085 |
| Balance – December 31, 2005 | 2,855,000 | | | 2,622,248 |

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

| Exercise prices $ | Options outstanding and exercisable at December 31, 2005 | Remaining contractual life (years) |
|---|---|---|
| 3.55 | 100,000 | 1.6 |
| 3.32 | 275,000 | 1.1 |
| 3.25 | 40,000 | 1.7 |
| 3.16 | 100,000 | 1.4 |
| 2.99 | 300,000 | 2.7 |
| 2.27 | 520,000 | 2.6 |
| 2.15 | 100,000 | 2.4 |
| 1.28 | 310,000 | 0.7 |
| 1.14 | 25,000 | 0.2 |
| 0.90 | 605,000 | 0.4 |
| 0.89 | 480,000 | 0.6 |
| | 2,855,000 | 1.3 |

Subsequent to December 31, 2005 the company granted 25,000 stock options to a new director at an exercise price of $4.50 and 400,000 options to senior management at a price of $5.25. The latter grant is subject to shareholder approval at the company's May 2006 annual general meeting and these options vest on the basis of 1/20th of the total each month (from grant date). Such vesting would be accelerated based on the attainment of identified milestones.

d) Share purchase warrants

| | Number of warrants | Exercise Price $ | Expiry Dates | Assigned Fair Value $ |
|---|---|---|---|---|
| Balance – December 31, 2002 | 5,046,294 | | | 501,051 |
| Issued | 1,000,000 | 1.10 | February 7, 2005 | – |
| Issued | 250,000 | 0.80 | May 29, 2005 | 96,455 |
| Issued | 1,187,498 | 3.00 | May 5, 2005 | – |
| Exercised | (250,000) | 0.80 | | (98,741) |
| Exercised | (250,000) | 0.80 | | (71,585) |
| Exercised | (812,289) | 1.00 | | – |
| Exercised | (186,917) | 0.90 | | – |
| Exercised | (740,740) | 1.35 | | – |
| Expired | (250,000) | 0.80 | April 20, 2003 | (60,472) |
| Expired | (250,000) | 0.80 | May 29, 2003 | (193,781) |
| | (302,448) | | | (328,124) |
| Balance – December 31, 2003 | 4,743,846 | | | 172,927 |
| Exercised | (1,965,488) | 1.00 | | – |
| Exercised | (90,860) | 0.90 | | – |
| Exercised | (1,000,000) | 1.10 | | – |
| Exercised | (193,750) | 3.00 | | – |
| Exercised | (250,000) | 0.80 | | (76,472) |
| | (3,500,098) | | | (76,472) |
| Balance – December 31, 2004 | 1,243,748 | | | 96,455 |
| Expired | (993,748) | 3.00 | May 5, 2005 | – |
| Exercised | (250,000) | 0.80 | | (96,455) |
| | (1,243,748) | | | (96,455) |
| Balance – December 31, 2005 | – | | | – |

No share purchase warrants were issued in 2004 or 2005.

The fair value assigned to the share purchase warrants exercised during the years ended December 31, 2003, 2004 and 2005 was credited to share capital. The fair value assigned to the share purchase warrants that expired during the years ended December 31, 2005 and 2003 was credited to contributed surplus.

## 7 Related party transactions and balances

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $48,599 (2004 – $124,194, 2003 – $263,088), $60,500 (2004 – $Nil, 2003 – $127,067) and $Nil (2004 – $66,667, 2003 – $36,000), respectively, for the year ended December 31, 2005 in respect of administrative and technical services provided by companies affiliated with employed officers. At December 31, 2005 $15,000 (2004 – $1,538, 2003 – $Nil) was due to these companies affiliated with employed officers.

## 8 Income taxes

The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

| | 2005<br>34.12% | 2004<br>35.62% | 2003<br>35.62% |
|---|---|---|---|
| Income tax benefit computed at Canadian statutory rates | $ (1,141,020) | $ (254,348) | $ (256,603) |
| Difference in foreign tax rates | (438,922) | (263,663) | (364,698) |
| Permanent differences | 1,162,583 | 953,603 | 288,106 |
| Decrease in tax rates | 207,049 | – | – |
| Share issuance costs and other | (753,076) | – | (290,528) |
| Change in valuation allowance | 963,386 | (435,592) | 623,723 |
| | $ – | $ – | $ – |

The significant components of the company's future income tax assets are as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Future income tax assets** | | | |
| Net tax losses carried forward | $ 2,348,685 | $ 1,798,535 | $ 1,632,789 |
| Resource pools | 2,730,220 | 2,836,521 | 3,341,539 |
| Capital assets and other | 801,220 | 281,683 | 378,002 |
| | 5,880,125 | 4,916,739 | 5,352,331 |
| Valuation allowance | (5,880,125) | (4,916,739) | (5,352,331) |
| | $ – | $ – | $ – |

At December 31, 2005, the company has Canadian losses for tax purposes of approximately $6,640,000 which expire on various dates to 2015.

# notes (cont.)

## 9 Segmented information

The company operates within a single operating segment, which is mineral exploration. The company's mineral property interests are in Ecuador, South America, as set out in note 3. Geographic segmentation of property, plant and equipment and mineral properties is as follows:

| | 2005 Mineral properties | 2005 Property, plant and equipment | 2004 Mineral properties | 2004 Property, plant and equipment | 2004 Deferred power project costs |
|---|---|---|---|---|---|
| Canada | $ - | $ 48,128 | $ - | $ 43,583 | $ - |
| Ecuador | 34,205,955 | 217,489 | 25,220,211 | 223,166 | 1,704,662 |
| | $ 34,205,955 | $ 265,617 | $ 25,220,211 | 266,749 | $ 1,704,662 |

## 10 Supplemental cash flow information

Cash and cash equivalents at December 31 comprise the following:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Cash on hand and balances with banks | $ (16,750) | $ 178,997 | $ 184,094 |
| Short-term investments | 32,457,440 | 12,423,830 | 18,503,935 |
| | $ 32,440,690 | $ 12,602,827 | $ 18,688,029 |

During the years ended December 31, 2005, 2004 and 2003, the company conducted non-cash operating, investing and financing activities as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Mineral properties – non-cash deferred exploration | $ (54,658) | $ (35,630) | $ (25,019) |
| Mineral properties – non-cash acquisition payments | $ - | $ - | $ (328,955) |
| Marketable securities received from sale of subsidiary company | $ 1,882,000 | $ 549,000 | $ 330,000 |
| Shares issued for mineral property acquisition costs | $ - | $ - | $ 232,500 |
| Share purchase warrants issued for mineral property acquisition costs | $ - | $ - | $ 96,455 |

## 11 Financial instruments

The company does not use any derivative financial instruments. At December 31, 2005 the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term nature of the instruments.

During the year, the company sold all of its marketable securities on hand for gross proceeds of $2,339,123, incurring a loss of $96,877. As of December 31, 2005 marketable securities held by the company, carried at a cost of $Nil (2004 – $554,000), had a quoted market value of $Nil (2004 – $595,000). At December 31, 2005 the company holds 200,000 shares of a company that remains non-public and does not have a quotable market value. Accordingly, these securities are being carried by the company at a Nil value.

## 12 Reconciliation to United States Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

- As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures and deferred power project costs. Under United States GAAP, the Company expenses, as incurred, exploration costs relating to unproven mineral properties and deferred power project costs. When proven and probable reserves are determined for a property and a feasibility study has been prepared, subsequent development costs of the property would be capitalized.

- Under U.S. GAAP, marketable securities are classified as trading or available-for-sale. Gains and losses on trading securities are recognized currently, whether or not realized. Securities are carried on the balance sheet at their fair value and unrealized gains and losses on available-for-sale securities are excluded from earnings and recorded as a separate component of shareholders' equity. Carrying values of available-for-sale securities which are considered impaired are written down and the charge is recognized currently.

Had the Company followed United States GAAP, certain items in the financial statements would have been reported as follows:

**Statements of Loss and Deficit**

| | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Net loss under Canadian GAAP | $ 3,344,139 | $ 714,062 | $ 682,092 |
| Mineral exploration costs expensed under U.S. GAAP | 2,741,988 | 8,164,470 | 1,327,284 |
| Net loss under U.S. GAAP | 6,086,127 | 8,878,532 | 2,009,376 |
| Change in unrealized gain on available-for-sale securities | 41,000 | 31,000 | 16,500 |
| Comprehensive loss under U.S. GAAP | $ 6,127,127 | $ 8,909,532 | $ 2,025,876 |
| Basic and diluted loss per share, per U.S. GAAP | $ 0.13 | $ 0.20 | $ 0.06 |
| Weighted average number of shares outstanding | 45,825,859 | 44,594,782 | 33,666,622 |

**Balance Sheets**

| | 2005 | 2004 |
|---|---|---|
| Total assets under Canadian GAAP | $ 67,100,008 | $ 40,501,582 |
| Adjustments to reconcile U.S. GAAP | | |
| Mineral exploration costs expensed under U.S. GAAP | (22,297,442) | (19,555,454) |
| Unrealized gain on available-for-sale securities | – | 41,000 |
| Total assets under U.S. GAAP | $ 44,802,566 | $ 20,987,128 |
| Shareholders' equity under Canadian GAAP | $ 66,123,764 | $ 39,755,015 |
| Adjustments to reconcile U.S. GAAP | | |
| Mineral exploration costs expensed under U.S. GAAP | (22,297,442) | (19,555,454) |
| Unrealized gain on available-for-sale securities | – | 41,000 |
| Total shareholders' equity under U.S. GAAP | $ 43,826,322 | $ 20,240,561 |

**Statements of Cash Flows**

| | | Year Ended December 31, | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Cash applied to operating activities under Canadian GAAP | $ (955,517) | $ (301,643) | $ (245,731) |
| Mineral exploration costs incurred in the year | (8,598,789) | (8,164,470) | (1,327,284) |
| Cash applied to operating activities under U.S. GAAP | $ (9,554,306) | $ (8,466,113) | (1,573,015) |
| Cash applied to investing activities under Canadian GAAP | $ (7,695,234) | $ (10,016,421) | $ (1,470,402) |
| Mineral exploration costs incurred in the year | 8,598,789 | 8,164,470 | 1,327,284 |
| Cash applied to investing activities under U.S. GAAP | $ 903,555 | $ (1,851,951) | $ (143,118) |

**Recent Accounting Pronouncements**

Non-monetary Transactions

CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year.

Derivative Instruments

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG–13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Recent U.S. Accounting Pronouncements

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company's 2006 financial statements.

## NOTES

# corporate & stock INFORMATION

Corriente Resources Inc. common stock is quoted on the Toronto Stock Exchange under the symbol CTQ and the American Stock Exchange under the symbol ETQ.

Period: January 2005 - December 2005

Low: $1.30 Cdn.

High: $4.58 Cdn.

## Share Information

(as of December 31, 2005)

Shares Issued: 53,751,393

Shares Fully Diluted: 56,606,393

## Head Office

Corriente Resources Inc.
Suite 520, 800 West Pender Street
Vancouver, Canada V6C 2V6
Tel: (604) 687-0449
Fax: (604) 687-0827

## Subsidiary Companies' Offices

Quito, Ecuador

Grand Cayman Islands, B.W.I.


CORRIENTE
RESOURCES INC.

## Annual General Meeting

The annual general meeting of shareholders will be held at 10:00 a.m., Thursday, May 25th, 2006 in the Evergreen/Fir Boardroom, Bull, Housser & Tupper, 30th Floor, Royal Centre, 1055 West Georgia Street, Vancouver, Canada.

## Directors and Officers

Richard P. Clark *Director*

Leonard Harris *Director*

Anthony F. Holler *Director*

G. Ross McDonald *Director*

David G. Unruh *Director*

Kenneth R. Shannon *Chairman, C.E.O. and Director*

Thomas E. Milner *President*

Daniel A. Carriere *Senior Vice President*

Ronald S. Simkus *Senior Vice President, Mining*

Darryl F. Jones *C.F.O. and Corporate Secretary*

## Legal Counsel

Bull, Housser & Tupper, Vancouver, Canada

Gowling Lafleur Henderson LLP, Vancouver, Canada

Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Canada

## Auditors

PricewaterhouseCoopers LLP, Vancouver, Canada

## Transfer Agent

Computershare Trust Company of Canada
Vancouver, Toronto and Denver

## Investor and Shareholder Information

Tel: (604) 687-0449
Fax: (604) 687-0827
www.corriente.com
Email: copper@corriente.com

Suite 520 - 800 West Pender Street
Vancouver, Canada V6C 2V6
Tel 604.687.0449
Fax 604.687.0827
Email copper@corriente.com
www.corriente.com


CORRIENTE
RESOURCES INC.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CORRIENTE RESOURCES INC.**
(Registrant)

Date: May 5, 2006

By: [signature]
Name: Darryl F. Jones
Title: Chief Financial Officer